UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	03/31/09
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE

PART I — REGISTRANT INFORMATION

Northern Growers, LLC
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

48416 144th Street
Address of Principal Executive Office (Street and Number)

Big Stone City, South Dakota 57216
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report on Form 10-Q of Northern Growers, LLC (the “Company”) for the period ended March 31, 2009 could not be filed with the Securities and Exchange Commission on a timely basis due to the following reasons:

The Company’s subsidiary has financed in part the construction and operation of its ethanol plant by borrowing from U.S. Bank National Association under a loan agreement, as amended. The Company requires additional time to determine the effect a violation of a loan covenant under the loan agreement will have on the Company’s financial statements for the quarter ended March 31, 2009, as well as the effect a potential waiver of such covenant violation from U.S. Bank will have on its financial statements for the quarter ended March 31, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Narem	(605)	862-7902
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarter ended March 31, 2009 will reflect significant changes from its results of operations for the quarter ended March 31, 2008. The Company’s results of operations for the quarter ended March 31, 2009 are still being finalized by management. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.

The Company expects to report a net loss for the quarter ended March 31, 2009 of approximately ($260,000), compared to a net income of $1.1 million for the quarter ended March 31, 2008. The net loss for the quarter ended March 31, 2009 is primarily the result of a decrease in revenues from the sale of ethanol and distillers grains, which has resulted in unfavorable margins.

Northern Growers, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 7, 2009	By	/s/ Robert Narem
Robert Narem, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).